SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35945; File No. 812-15896

LibreMax Asset-Backed Income Fund and LibreMax Capital, LLC

February 10, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order pursuant to section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act, pursuant to sections 6(c) and 23(c) of the Act for certain exemptions from rule 23c-3 under the Act, and pursuant to section 17(d) of the Act and rule 17d-1 thereunder.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares and asset-based distribution and/or service fees with respect to certain classes.

Applicants: LibreMax Asset-Backed Income Fund and LibreMax Capital, LLC.

Filing Dates: The application was filed on September 12, 2025, and amended on February 4, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m, Eastern time, on March 9, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any fact bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Alyssa M. Bernard, Secretary, LibreMax Asset-Backed Income Fund, 615 East Michigan Street, Milwaukee, WI 53202; Frank Bruttomesso, General Counsel and COO, LibreMax Capital, LLC, 601 Lexington Avenue, 30th Floor, New York, NY 10022; Deborah Bielicke Eades, Joseph M.Mannon, Vedder Price P.C., 222 N. LaSalle Steet, Chicago, Illinois 6060.

FOR FURTHER INFORMATION CONTACT: Jacob D. Krawitz, Senior Special Counsel, or Kaitlin C. Bottock, Assistant Director, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated February 4, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at https://www.sec.gov/search-filings. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.